SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35438

Deregistration under Section 8(f) of the Investment Company Act of 1940

December 27, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of December 2024. A copy of each application may be

obtained via the Commission's website by searching for the applicable file number listed

below, or for an applicant using the Company name search field, on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090. An order granting each application will be

issued unless the SEC orders a hearing. Interested persons may request a hearing on any

application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the

relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the

relevant applicant below, or personally or by mail, if a physical address is listed for the

relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on

January 21, 2025, and should be accompanied by proof of service on applicants, in the form of

an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing

requests should state the nature of the writer's interest, any facts bearing upon the desirability

of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

BNY Mellon Municipal Bond Funds, Inc. [File No. 811-02653]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BNY Mellon AMT-Free Municipal Bond Fund, a series of BNY Mellon Municipal Funds, Inc., and on March 8, 2024 made a final distribution to its shareholders based on net asset value. Expenses of $176,946 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on November 25, 2024.

Applicant's Address: c/o BNY Mellon Investment Adviser, Inc., 240 Greenwich Street, New York, New York 10286.

John Hancock Tax-Advantaged Global Shareholder Yield Fund [File No. 811-22056]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to John Hancock Global Shareholder Yield Fund, and on April 26, 2024 made a final distribution to its shareholders based on net asset value. Expenses of $707,832 incurred in connection with the reorganization were paid by the applicant, the acquiring fund, and the acquiring fund's investment adviser.

Filing Date: The application was filed on December 12, 2024.

Applicant's Address: 200 Berkeley Street, Boston, Massachusetts 02116.

List Income Opportunities Fund [File No. 811-23864]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on October 15, 2024, and amended on November 15, 2024, and December 4, 2024.

Applicant's Address: 195 Highway 50, Number 7172-210, Stateline, Nevada 89449.

PREDEX [File No. 811-22808]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to USQ Core Real Estate Fund, and on September 6, 2024 made a final distribution to its shareholders based on net asset value. Expenses of $105,679 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 6, 2024, and amended on December 17, 2024.

Applicant's Address: 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022-3474.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Vanessa A. Countryman,

Secretary.